
July 16, 2020

Jilliene Helman
Chief Executive Officer
MogulREIT I, LLC
10573 W Pico Blvd
PMB #603
Los Angeles, CA 90064

      Re: MogulREIT I, LLC
          Offering Statement on Form 1-A
          Post-Qualification Amendment No. 2
          Filed on June 19, 2020
          File No. 024-10840

Dear Ms. Helman:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction

cc: Lauren Prevost